Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil



2nd December 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 26th November 2003.

"Premier Drills Successful Well in Pakistan""

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

PREMIER OIL PLC
("Premier")

Premier Drills Successful Well in Pakistan

Premier is pleased to announce that a successful well has been drilled in the Kadanwari gas field in Pakistan. The Kadanwari gas field is owned by the Tajjal joint venture which comprises ENI Pakistan (M) Limited as operator with a working interest of 18.42%, Premier and KUFPEC with effective working interests of 15.79% each, and Oil & Gas Development Limited with a working interest of 50%.

The operator has drilled the step-out development well in the western Kadanwari field area and has discovered gas at a new reservoir level within the Lower Goru sandstone succession. The K-14 well penetrated a 28m gross gas-bearing section, which has been tested at 15.5 MMscfd. It is being completed for tie-back as a producer.

This discovery significantly increases remaining reserves in the field. Tie back operations are expected to be completed in 2004 and production from this well is expected to commence in 2005.

Charles Jamieson, Chief Executive of Premier, said:

"This discovery is a significant enhancement to the Kadanwari field, adding real value to our portfolio in Pakistan."

26 November 2003

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill — **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

The current partners and interests in the Kadanwari field are:

	Kadanwari Field
ENI Pakistan (M) Ltd (Operator)	18.42%
Oil & Gas Development Ltd	50.00%
PKP Exploration Ltd*	31.58%

* PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V. Premier's effective interest in Kadanwari 15.79%.